EX-12.1 9 dex121.htm COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12.1
Kansas City Southern de México, S.A. de C.V.
Schedule of Ratio of Earnings to Fixed Charges
(in millions of U.S. dollars, except ratio data)

	Year ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$215.2	$317.6	$219.7	$88.5	$3.4
Interest expense	58.8	85.4	77.0	94.6	106.6
Amortization of capitalized expenses	2.4	3.0	3.2	3.2	3.5
Portion of rents representative of an appropriate interest factor (1)	10.9	12.8	15.5	17.9	21.0
Distributions from unconsolidated affiliates	1.5	2.3	2.3	1.5	3.0

Income before income taxes and minority interest as adjusted	$288.8	$421.1	$317.7	$205.7	$137.5

Fixed charges:
Interest expense	58.8	85.4	77.0	94.6	106.6
Amortization of capitalized expenses	2.4	3.0	3.2	3.2	3.5
Portion of rents representative of an appropriate interest factor (1)	10.9	12.8	15.5	17.9	21.0

Total fixed charges	$72.1	$101.2	$95.7	$115.7	$131.1

Ratio of earnings to fixed charges	4.0	4.2	3.3	1.8	1.0

(1)Rents represent one-third of rents expense.